UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70157

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mountainside Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Springfield Avenue, Suite 201
(No. and Street)

Summit	NJ	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ryan Posner 908-277-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Posner _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Mountainside Securities, LLC _____ , as

of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Member
_____
Title



Notary Public



DIANE M FREDRICKS
Notary Public, State of New Jersey
My Commission Expires
December 29, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MOUNTAINSIDE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES
SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

MOUNTAINSIDE SECURITIES LLC

DECEMBER 31, 2020

CONTENTS



SOBELCO

Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Mountainside Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mountainside Securities LLC as of December 31, 2020, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mountainside Securities LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mountainside Securities LLC's management. Our responsibility is to express an opinion on Mountainside Securities LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Mountainside Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Mountainside Securities LLC's auditors since 2018.

Livingston, New Jersey
February 22, 2021

MOUNTAINSIDE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	362,089
Securities Owned		4,647,790
Interest Receivable		52,816
Receivable from Clearing Broker		702,504
Agency Commission Receivable		3,531
Deposit with Clearing Broker		250,000
Prepaid Expenses		19,552
	$	6,038,282

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts Payable and Other Accrued Expenses	$	206,337
Total Liabilities		206,337
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY:		
Total Member's Equity		5,831,945
	$	6,038,282

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Mountainside Securities LLC ("Company" or "Mountainside") was formed in June 2018, in the state of Delaware for the purpose of registering as a FINRA broker-dealer. The Company is headquartered in Summit, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). The Company trades with other broker-dealers and predominantly buys from or sells to institutional and high net worth retail investors.

The Company was approved by FINRA on November 13, 2018 and began trading operations on January 2, 2019.

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Valuation:

Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

NOTE 1 - ORGANIZATION AND SUMMARY OF
        SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the company has the ability to access.
Level 2:	Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used throughout the year ended December 31, 2020.

Municipal bonds: Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2).

Cash:
The Company maintains cash accounts with several financial institutions. At times, the balances may exceed the Federal Deposit Insurance Corporation insurance limits.

NOTE 1 - ORGANIZATION AND SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:

The Company is a single member LLC and as such, federal and state taxes are the responsibility of the member.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At December 31, 2020, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded in 2020.

Subsequent Events:

The Company has evaluated its subsequent events and transactions occurring after December 31, 2020 through February 22, 2021, the date that the financial statements were available to be issued.

NOTE 2 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

The Agreement provides for its termination upon a 90 day notice from either party or default under its terms. Pursuant to the agreement, the Company has a $250,000 interest earning deposit on account with the Clearing Broker.

At December 31, 2020 the amount due from the Clearing Broker was $702,504. Included in this amount are unsettled trades of $500,439. When applicable, all amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges interest monthly at varying rates. Interest expense amounted to $125,383 for the year ended December 31, 2020.

NOTE 3 - SECURITIES OWNED:

At December 31, 2020, marketable securities owned and held in the principal trading account of the Company consist of the following:

	2020
State and Municipal Obligations	$ 4,647,790

At December 31, 2020, the Company's state and municipal securities owned consist of the following geographic concentrations:

	2020
California	16.08%
New York	12.59%

NOTE 3 - SECURITIES OWNED: (continued)

At December 31, 2020, the aggregate cost of municipal bonds in inventory exceeded the aggregate fair value which resulted in an unrealized loss of $42,971.

NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level, fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS
AS OF DECEMBER 31, 2020

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations	$ -	$ 4,647,790	$ -	$ -	$ 4,647,790

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 5 - NET CAPITAL REQUIREMENTS: (continued)

At December 31, 2020, the Company's net capital is as follows:

	2020
Net Capital	$ 5,615,850
Net Capital Requirement	100,000
Excess Net Capital	$ 5,515,850
Aggregate Indebtedness to Net Capital	3.67%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 2) from having to furnish the "computation of reserve requirements."

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2020.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional and high net worth retail investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades almost exclusively in municipal bonds and is therefore exposed to risks associated with this market.

NOTE 7 – RISKS AND UNCERTANTIES:

The Company is actively monitoring the recent COVID-19 outbreak and its potential impact on our employees, clients, and operations. While we do not expect that the virus will have a material adverse effect on our operations or financial results at this time, we are unable to predict the impact that COVID-19 will have in the future due to various uncertainties, including the severity of the disease, the duration of the outbreak, and actions that may be taken by governmental authorities.